Exhibit 99.1

AYR Wellness Reports First Quarter 2024 Results

Q1 Revenue up 3% Q/Q to $118.0 Million, Excluding Discontinued Operations

Q1 GAAP Loss from Operations Improved to $2.0 Million, Excluding Discontinued Operations

Q1 Adjusted EBITDA1 up over 10% Y/Y to $29.1 Million, with Adjusted EBITDA Margin of 25%

Company generated free cash flow for the quarter and expects to for FY2024

MIAMI, May 15, 2024 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, is reporting financial results for the first quarter ended March 31, 2024. Unless otherwise noted, all results are presented in U.S. dollars.

David Goubert, President & CEO of AYR, said, “2024 continues to be about execution for AYR, furthering the progress we made in 2023 by focusing on improving product quality and consistency, building a loyal retail customer base, rebuilding our CPG brand platform, and continuing to prioritize cost controls. I want to thank our team for their continued effort against these goals. First quarter results reflect continued progress with modest sequential revenue growth, adjusted EBITDA margins in line with long-term targets of 25% and positive free cash flow for the period.

“Meanwhile, the U.S. Department of Justice's groundbreaking decision in April to recommend the reclassification of cannabis from Schedule I to Schedule III represents a significant moment for our industry that brings us one step closer to federal reform. This expected policy shift validates AYR’s commitment to building a sustainable business that will win in the long-term, and while we await next steps on implementation of this new policy, AYR intends to continue to improve and refine its operations to position for accelerated profitable growth.

“Our team is also acutely focused on positioning AYR for success ahead of the key state-level catalysts on the horizon in Ohio, where we anticipate converting to adult-use over the summer, and Florida and Pennsylvania, where we hope to see adult-use pass later this year. With only 15 of AYR’s 91 dispensaries operating in adult-use markets, we are poised to take advantage of the significant growth opportunity that the transition to adult-use presents across the majority of our footprint, without materially increasing our fixed cost base. With a strong asset base and tailwinds for the regulatory environment, we look forward to generating meaningful, sustainable, and profitable financial growth for years to come.”

First Quarter Financial Summary (excludes results from AZ for all periods) ($ in millions, excl. margin items)

	Q1 2023	Q4 2023	Q1 2024	% Change Q1/Q1		% Change Q1/Q4
Revenue	$117.7	$114.8	$118.0	0.3%		2.8%
Gross Profit	$48.3	$49.4	$50.7	5.0%		2.6%
Adjusted Gross Profit[1]	$65.3	$62.0	$62.6	-4.1%		1.0%
Operating Loss	$(21.7)	$(9.5)	$(2.0)	NA		NA
Adjusted EBITDA[1]	$26.3	$29.8	$29.1	10.6%		-2.3%
Adjusted EBITDA Margin[1]	22.4%	25.9%	24.7	220	bps	-130	bps

1 Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation tables appended to this release.

First Quarter and Recent Highlights

•	The Company’s flagship cannabis brand, kynd, launched its first line of premium edibles in Florida and Nevada, allowing the brand to break into the growing edibles market.

•	Opened the relocated 1,650 square foot AYR Cannabis Dispensary Tallahassee, conveniently located in the heart of the state capital.

•	Closed on a $8.4 million upsizing of the Company’s existing mortgage for its Gainesville cultivation facility, increasing the principal amount of the mortgage to $48.4 million. Proceeds will be used to invest further in the Company’s Florida business, as well as for general working capital purposes.

•	In February 2024, the Company completed a series of debt restructuring transactions contemplated by the Support Agreement entered into in November 2023,which retired or deferred the maturity of all of the Company’s Senior Notes due 2024 and certain other debt totaling nearly $400 million by two years to 2026, raised approximately $40 million of gross proceeds in new capital through the issuance of $50 million of additional Senior Notes maturing in December 2026, issued 35 million New Shares and Backstop shares to existing Noteholders, and issued 23 million anti-dilutive warrants (CSE: AYR.WT.U). These warrants, exercisable at $2.12 and expiring in February 2026, are currently expected to result in approximately $50M in proceeds for the Company upon exercise. The Company recorded a loss on the extinguishment of $79.2 million of debt.

•	Appointed Usec Rho as the Company’s new General Counsel. Mr. Rho brings deep experience practicing law in highly regulated and emerging industries.

Financing and Capital Structure

The Company deployed $6.8 million of capital expenditures in Q1, in-line with the Company’s guidance of approximately $20 million for the full year. AYR ended Q1 with a cash, cash equivalents, and restricted cash balance of $71.2 million.

As of March 31, 2024, the Company had approximately 137.8 million fully diluted shares outstanding based on a treasury method calculation as of that date (excluding the 2.9 million out of the money warrants expiring in May 2024 and 645,298 treasury shares).i

Outlook

The Company anticipates revenue in Q2 2024 to be flat to modestly up compared to Q1 2024, before generating stronger growth in the second half of 2024, replacing our previous guidance on the full year 2024 outlook. The Company also continues to expect Adjusted EBITDA margin to remain at approximately 25% for the year with normal quarterly fluctuations, and to generate positive cash flow from operations and free cash flow for the calendar year 2024.

i Includes pending M&A and excludes Ayr granted but unvested service-based LTIP shares totaling 5.2 million.

Conference Call

Ayr management will host a conference call, followed by a question-and-answer period.

Date: Wednesday, May 15, 2024

Time: 8:30 a.m. ET

Toll-free dial-in number: (844) 763-8274

International dial-in number: (647) 484-8814

Conference ID: 10023271

Webcast: https://services.choruscall.ca/links/ayrwellness2024q1.html

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at ir@ayrwellness.com.

The conference will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month until end of day Saturday, June 15, 2024.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 0806

Financial Statements

Certain financial information reported in this news release is extracted from AYR’s Consolidated Financial Statements and MD&A for the quarter ended March 31, 2024. Ayr files its financial statements and MD&A on SEDAR+ and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, impairment expense, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three months ended March 31, 2024.

Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the quarter ended March 31, 2024.

Additional Information

For more information about the Company’s Q1 2024 operations and outlook, please view AYR’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Company/ Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Balance Sheets
(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	March 31, 2024	December 31, 2023
ASSETS
Current
Cash, cash equivalents and restricted cash	$71,199	$50,766
Accounts receivable, net	14,671	13,491
Inventory	113,518	106,363
Prepaid expenses, deposits, and other current assets	14,493	22,600
Total Current Assets	213,881	193,220
Non-current
Property, plant, and equipment, net	313,871	310,615
Intangible assets, net	673,229	687,988
Right-of-use assets - operating, net	131,911	127,024
Right-of-use assets - finance, net	39,895	40,671
Goodwill	94,108	94,108
Deposits and other assets	6,313	6,229
TOTAL ASSETS	$1,473,208	$1,459,855

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	25,331	24,786
Accrued liabilities	29,305	40,918
Lease liabilities - operating - current portion	10,210	9,776
Lease liabilities - finance - current portion	9,190	9,789
Income tax payable	13,419	90,074
Debts payable - current portion	20,189	23,152
Accrued interest payable - current portion	7,585	1,983
Total Current Liabilities	115,229	200,478
Non-current
Deferred tax liabilities, net	64,965	64,965
Uncertain tax position liabilities	87,653	-
Lease liabilities - operating - non-current portion	130,581	125,739
Lease liabilities - finance - non-current portion	17,049	18,007
Construction finance liabilities	39,177	38,205
Debts payable - non-current portion	172,499	167,351
Senior secured notes, net of debt issuance costs	208,581	243,955
Accrued interest payable - non-current portion	5,632	5,530
Other long-term liabilities	24,971	24,973
TOTAL LIABILITIES	866,337	889,203

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 101,468,851 and 64,574,077 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 9,525,789 and 9,645,016 shares, respectively	-	-
Additional paid-in capital	1,515,155	1,370,600
Treasury stock - 645,298 and 645,300 shares, respectively	(8,987)	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(889,176)	(783,101)
Equity of Ayr Wellness Inc.	620,258	581,778
Noncontrolling interest	(13,387)	(11,126)
TOTAL SHAREHOLDERS' EQUITY	606,871	570,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,473,208	$1,459,855

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Statements of Operations
(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended
	March 31, 2024	March 31, 2023
Revenues, net of discounts	$118,040	$117,665
Cost of goods sold	67,377	69,383
Gross profit	50,663	48,282

Operating expenses
Selling, general, and administrative	39,232	52,050
Depreciation and amortization	12,074	15,614
Acquisition and transaction costs	1,324	2,241
(Gain) loss on sale of assets	(4)	58
Total operating expenses	52,626	69,963

Loss from continuing operations	(1,963)	(21,681)

Other income (expense), net
Fair value gain on financial liabilities	-	27,597
Loss on the extinguishment of debt	(79,172)
Interest expense, net	(17,620)	(7,565)
Interest income	103	165
Other income, net	1,800	279
Total other (expense) income, net	(94,889)	20,476

Loss from continuing operations before income taxes and noncontrolling interest	(96,852)	(1,205)

Income taxes
Current tax provision	(11,484)	(11,178)
Total income taxes	(11,484)	(11,178)

Net loss from continuing operations	(108,336)	(12,383)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $180,753 for the three months ended March 31, 2023)	-	(185,245)
Loss from discontinued operations	-	(185,245)

Net loss	(108,336)	(197,628)
Net loss attributable to noncontrolling interests	(2,261)	(3,025)
Net loss attributable to Ayr Wellness Inc.	$(106,075)	$(194,603)

Basic and diluted net loss per share
Continuing operations	$(1.08)	$(0.13)
Discontinued operations	-	(2.65)
Total (basic and diluted) net loss per share	$(1.08)	$(2.78)

Weighted average number of shares outstanding (basic and diluted)	97,884	70,008

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars, in thousands)

	Three Months Ended
	March 31, 2024	March 31, 2023
Operating activities
Consolidated net loss	$(108,336)	$(197,628)
Less: Loss from discontinued operations	-	(4,492)
Net loss from continuing operations before noncontrolling interest	(108,336)	(193,136)
Adjustments for:
Fair value gain on financial liabilities	-	(27,597)
Stock-based compensation	3,465	5,584
Depreciation and amortization	7,345	10,701
Amortization of intangible assets	14,818	14,336
Amortization of financing costs	3,948	573
Amortization of financing discount	1,399	-
Amortization of financing premium	(152)	(754)
Provision for credit losses	259	-
(Gain) loss on sale of assets	(4)	58
Loss on the extinguishment of debt	79,172	-
Loss on the disposal of Arizona business	-	180,753
Changes in operating assets and liabilities:
Accounts receivable	(1,438)	(2,087)
Inventory	(7,156)	3,257
Prepaid expenses, deposits, and other current assets	(1,145)	1,204
Trade payables	938	(6,171)
Accrued liabilities	(1,522)	5,640
Accrued interest payable	5,703	5,053
Lease liabilities - operating	388	640
Income tax payable	(76,655)	10,581
Uncertain tax position liabilities	87,653	-
Cash provided by continuing operations	8,680	8,635
Cash provided by discontinued operations	-	1,621
Cash provided by operating activities	8,680	10,256

Investing activities
Purchase of property, plant, and equipment	(6,822)	(7,187)
Capitalized interest	(1,461)	(3,589)
Proceeds from the sale of assets	40	-
Cash paid for business combinations and asset acquisitions, working capital	-	(2,600)
Cash used in investing activities from continuing operations	(8,243)	(13,376)
Proceeds from sale of Arizona - discontinued operation	-	18,084
Cash used in investing activities of discontinued operations	-	(44)
Cash (used in) provided by investing activities	(8,243)	4,664

Financing activities
Proceeds from exercise of warrants	22	-
Proceeds from notes payable	40,000	10,000
Proceeds from financing transaction, net of financing costs	8,309	-
Debt issuance costs paid	(9,096)	-
Payment for settlement of contingent consideration	(10,094)	-
Tax withholding on stock-based compensation awards	(283)	(29)
Repayments of debts payable	(6,247)	(6,546)
Repayments of lease liabilities - finance (principal portion)	(2,615)	(2,378)
Cash provided by financing activities by continuing operations	19,996	1,047
Cash used in financing activities from discontinued operations	-	(123)
Cash provided by financing activities	19,996	924

Net increase in cash and cash equivalents and restricted cash	20,433	15,844
Cash, cash equivalents and restricted cash at beginning of the period	50,766	76,827
Cash included in assets held-for-sale	-	3,813
Cash, cash equivalents and restricted cash at end of the period	$71,199	$96,484

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$8,096	$5,311
Income taxes paid during the period	486	908
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	8,195	1,358
Recognition of right-of-use assets for finance leases	1,502	468
Capital expenditure disbursements for cultivation facility	972	241
Extinguishment of note payable related to sale of Arizona business	-	22,505
Extinguishment of accrued interest payable related to sale of Arizona business	-	1,165
Reduction of lease liabilities related to sale of Arizona business	-	16,734
Reduction of right-of-use assets related to sale of Arizona business	-	16,739
Issuance of warrants in connection with debt extinguishment	47,049	-
Issuance of Equity Shares in connection with debt extinguishment	94,302	-

Ayr Wellness Inc.
Unaudited Interim Consolidated Adjusted EBITDA and Gross Profit Reconciliation
(Expressed in United States Dollars, in thousands)

	Three Months Ended
	March 31, 2024	March 31, 2023	December 31, 2023
	$	$	$
Loss from continuing operations (GAAP)	(1,963)	(21,681)	(9,544)

Interest (within cost of goods sold "COGS")	671	751	727
Depreciation and amortization (from statement of cash flows)	22,163	25,037	22,137
Acquisition and transaction costs	1,324	2,241	619
Stock-based compensation, non-cash	3,465	5,584	3,074
Impairment of goodwill and other assets	-	-	6,320
Start-up costs[1]	2,375	3,727	2,915
(Gain) loss on sale of assets	(4)	58	25
Other[2]	1,061	10,620	3,489
	31,055	48,018	39,306

Adjusted EBITDA from continuing operations (non-GAAP)	29,092	26,337	29,762

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs

	Three Months Ended
	March 31, 2024	March 31, 2023	December 31, 2023
	$	$	$
Gross profit (GAAP)	50,663	48,282	49,382

Interest (within COGS)	671	751	727
Depreciation and amortization (within COGS)	10,089	9,424	10,163
Start-up costs (within COGS)	1,100	2,262	1,164
Other (within COGS)	93	4,564	565

Adjusted Gross Profit from continuing operations (non-GAAP)	62,616	65,283	62,001